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EXHIBIT 99.1

Explanatory Note

        We are filing the information included in this Exhibit 99.1 in accordance with Regulation S-X which requires us to provide pro forma operating results for the year ended December 31, 2001 related to our acquisition of PictureTel Corporation ("PictureTel"). In October 2001, we completed our acquisition of PictureTel in a transaction treated as a purchase for financial reporting purposes. The Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations for the year ended December 31, 2001 provided in this Exhibit 99.1 illustrates what the consolidated results of operations of the combined businesses of Polycom, Inc. and PictureTel might have looked like had the acquisition occurred on January 1, 2001. This information is provided for illustrative purposes only and is not necessarily indicative of what our consolidated results of operations would have been if the acquisition of PictureTel actually occurred on the date assumed. In addition, this information is not necessarily indicative of what our future consolidated operating results will be. The information provided herein is unaudited and has been prepared on the same basis as our and PictureTel's annual consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED
COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

        The following unaudited pro forma condensed combined consolidated statement of operations has been prepared to give effect to the acquisition of PictureTel Corporation ("PictureTel") by Polycom, Inc. ("Polycom") which was accounted for as a purchase. This pro forma condensed combined consolidated statement of operations has been prepared as if the acquisition had been completed as of January 1, 2001.

        The unaudited pro forma condensed combined consolidated statement of operations is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had the acquisition occurred on January 1, 2001, nor is it necessarily indicative of the future operating results of the combined companies. The unaudited pro forma condensed combined consolidated statement of operations reflects certain adjustments, including among others, adjustments to reflect amortization of the various identified intangible assets of PictureTel and the elimination of the in-process research and development charge recorded by Polycom immediately after the merger completion date. The unaudited pro forma condensed combined consolidated statement of operations does not include the realization of cost savings from operating efficiencies, synergies or future restructurings that may result from the acquisition.

        This unaudited pro forma condensed combined consolidated statement of operations is based upon the respective historical consolidated financial statements of Polycom and PictureTel and should be read in conjunction with the historical consolidated financial statements of Polycom and related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations of Polycom" contained in Polycom's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "Commission") on March 1, 2002, as well as PictureTel's unaudited historical consolidated financial statements as of and for the three- and nine-month periods ended September 29, 2001 and notes thereto, which are incorporated herein by reference to Exhibit 99.2 to Polycom's Current Report on Form 8-K filed with the Commission on January 7, 2002.

UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
(in thousands, except per share data)

		PictureTel As reported for the nine-month period ended September 29, 2001
			Pro Forma
	Polycom As reported
			Adjustments		Combined
Net revenues	$383,189	$143,971	$(8,900	)(b)	$518,260
Cost of net revenues	166,747	104,731	(8,200	)(b)	263,278

Gross profit	216,442	39,240	(700)		254,982
Operating expenses:
Sales and marketing	74,653	57,632	(26,414	)(d)	105,871
Research and development	59,416	18,708	—		78,124
General and administrative	21,564	—	26,414	(d)	47,978
Purchased in-process research and development	52,642	—	(49,292	)(f)	3,350
Acquisition-related costs	24,077	—	—		24,077
Amortization of goodwill and other intangible assets	6,019	—	10,705	(a)	16,724

Total operating expenses	238,371	76,340	(38,587)		276,124

Operating loss	(21,929)	(37,100)	37,887		(21,142)
Interest income, net	12,755	1,599	(6,400	)(e)	7,954
Other investments adjustment	(3,178)	(479)	—		(3,657)
Other income (expense)	(608)	(7,650)	—		(8,258)

Loss before provision for income taxes	(12,960)	(43,630)	31,487		(25,103)
Provision for (benefit from) income taxes	14,740	1,009	(16,178	)(c)	(429)

Net loss	$(27,700)	$(44,639)	$47,665		$(24,674)
Basic and diluted net loss per share	$(0.33)	$(0.90)			$(0.27)
Weighted average shares outstanding for basic and diluted net loss per share	85,123	49,362			90,378

The accompanying notes are an integral part of this unaudited pro forma condensed combined consolidated statement of operations.

NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

1.    BASIS OF PRO FORMA PRESENTATION

        On October 18, 2001, Polycom completed the acquisition of PictureTel. Polycom acquired all of the outstanding shares of PictureTel common stock for a combination of 0.1177 shares of Polycom common stock and $3.11 in cash for each outstanding share of PictureTel common stock. Polycom issued approximately 6.9 million shares of its common stock, including treasury stock resulting from the transaction of 364,000 shares, and paid approximately $183 million in cash for all of the outstanding shares of PictureTel common stock and assumed PictureTel options exercisable for approximately 1.2 million shares of Polycom common stock. Polycom has accounted for the transaction as a purchase.

        The unaudited pro forma condensed combined consolidated statement of operations is based upon Polycom's historical statement of operations for the year ended December 31, 2001, and Picturetel's historical statement of operations for the nine-month period ended September 29, 2001. For purposes of this unaudited pro forma condensed combined consolidated statement of operations, goodwill originating from the acquisition of PictureTel and Polycom has not been amortized in accordance with the guidance contained in the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard No. 142 (SFAS 142) "Goodwill and Other Intangible Assets". Other intangible assets are being amortized over their estimated useful lives of three years.

2.    PRO FORMA ADJUSTMENTS

        The accompanying unaudited pro forma condensed combined consolidated statement of operations has been prepared as if the acquisition was completed as of January 1, 2001 and reflects the following pro forma adjustments:

  (a)
  To record the amortization of other intangible assets resulting from the acquisition on a straight- line basis over three years.

  (b)
  To eliminate intercompany transactions relating to the sale and purchase of products.

  (c)
  To adjust provision for taxes applying Polycom's effective tax rate on pro forma combined loss before taxes.

  (d)
  To reclassify certain PictureTel general and administrative expenses from sales and marketing to conform to Polycom's financial statement presentation.

  (e)
  To eliminate interest income on cash and investment balances used in acquisition.

  (f)
  To eliminate the in-process research and development charge recorded in Polycom's historical statement of operations as a result of the PictureTel acquisition.

3.    UNAUDITED PRO FORMA COMBINED NET LOSS PER SHARE DATA

        Shares used to calculate unaudited pro forma combined net loss per share, were computed as if the 6.6 million shares, net of treasury stock, issued in exchange for the outstanding PictureTel shares were outstanding as of January 1, 2001. As the unaudited pro forma condensed combined consolidated statements of operations for all periods presented shows a combined net loss, weighted average basic and diluted shares are the same.

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  EXHIBIT 99.1